Table of Contents

Exhibit 21.01

Subsidiary Name	Jurisdiction of Incorporation or Organization
Silicon Image International LLC	Delaware
HDMI Licensing, LLC	Delaware
Simplay Labs, LLC	Delaware
Silicon Image, Cayman Islands Limited	Cayman Islands
Silicon Image Electronics Technology (Shanghai) Co., Ltd.	China
Silicon Image Japan KK	Japan
Silicon Image UK Limited	United Kingdom
Silicon Image International B.V.	The Netherlands
Silicon Image Cooperatie U.A.	The Netherlands
Silicon Image, GmbH	Germany
Silicon Image Tasarim Merkezi Ticaret Limited	Turkey **
CMD Technology Inc.	California *
DVDO, Inc.	California *
Zillion Technologies, LLC	California *
Fairview, LLC	Delaware *
Slice Acquisition Corp.	Delaware *
TWN Acquisition Corp.	Delaware *
Serial Port Memory Technology, LLC	Delaware

* Inactive
** Liquidated in September 2009